SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000


            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  June 23, 1999
                     --------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF; OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [ ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          9,994,568
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,994,568
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         9,994,568
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD-PN-IA
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF; OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         68,821
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          9,994,568
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           68,821
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    9,994,568
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,063,639
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.5%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-CO
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Advisors, L.P.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Capital Partners, L.P.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,986,738
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,986,738
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,986,738
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.4%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Fund 1992, L.P.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          470,401
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    470,401
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         470,401
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bridge Street Fund 1992, L.P.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         OO
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          273,069
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    273,069
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         273,069
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
-------------------------------------------------------------------------------

--------------------
CUSIP NO. 928615103
--------------------
-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Performance Corp.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 ----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          743,470
    EACH                   ----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   ----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    743,470
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         743,470
-------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

         Preliminary Statement
         ---------------------

         This Amendment No. 1 supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on May 13, 1999, relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original Schedule 13D.

         Item 1. Security and Issuer.
                 -------------------

         No change.

         Item 2. Identity and Background.
                 -----------------------

         The last paragraph of Item 2 is hereby amended in its entirety as follows:

         During the past five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on
     Schedule I, Schedule II-A or Schedule II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

         No change.

         Item 4. Purpose of the Transaction.
                 --------------------------

         No change.

         Item 5. Interest in Securities of the Issuer.
                 ------------------------------------

         Item 5 is hereby amended in its entirety as follows:

         (a) As of June 23, 1999, GS Capital and GS Advisors, L.P., through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Company's Form 10-Q for the quarter ended March 31, 1999 (the "Form 10-Q")).

         As of June 23, 1999, Stone Street, through its beneficial ownership of 470,401 shares of Common Stock, may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock expected to be outstanding as of May 3, 1999 (as reported in the Form 10-Q). As of June 23, 1999, Bridge Street, through its beneficial ownership of 273,069 shares of Common Stock, may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10-Q). As of June 23, 1999,

Performance may be deemed to have beneficially owned 743,470 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Other Limited Partnerships as herein described. Accordingly, as of June 23, 1999, Performance may be deemed to have beneficially owned approximately 0.8% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10-Q).

         As of June 23, 1999, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of June 23, 1999, Goldman Sachs may be deemed to have beneficially owned 263,625 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. Accordingly, as of June 23, 1999, Goldman Sachs may be deemed to have beneficially owned approximately 10.5% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10-Q).

         As of June 23, 1999, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of June 23, 1999, GS Group may be deemed to have beneficially owned 263,625 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. In addition, GS Group may be deemed to beneficially own 250 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of June 23, 1999, GS Group may be deemed to have beneficially owned approximately 10.5% of the outstanding shares of Common Stock reported to be outstanding as of May 3, 1999 (as reported in the Form 10-Q and including the 250 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group).

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B to this statement, beneficially owns any shares of Common Stock as of June 23, 1999, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) Schedule IV sets forth the transactions in the Common Stock which have been effected during the period from May 4, 1999 through June 23, 1999, all of which were effected on behalf of Managed Accounts in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in
Schedule IV, were effected in the NASDAQ National Market. Except as set forth in Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from May 4, 1999 through June 23, 1999.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or
                 Relationships Involving Securities of the Issuer.
                 ------------------------------------------------

         Item 6 is hereby amended by adding the following additional paragraphs:

         The Filing Persons, certain other stockholders of the Company, the Company, Omnipoint corporation, a Delaware corporation ("Omnipoint") and certain stockholders of Omnipoint (the "Omnipoint Stockholders") have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"), whereby the Filing Persons and certain other stockholders of the Company parties thereto have agreed to attend the Company's stockholder's meeting, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Merger Voting Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Agreement and Plan of Reorganization, dated as of June 23, 1999, between the Company, VoiceStream Wireless Holding Corporation and Omnipoint (the "Reorganization Agreement"), and (ii) the proposed merger contemplated by the Reorganization Agreement (the "Merger") and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

         In addition, pursuant to the Merger Voting Agreement, the Filing Persons and certain stockholders of the Company have agreed to terminate the Voting Agreement upon the consummation of the Merger and to enter into a new voting agreement with the Omnipoint Stockholders on terms mutually satisfactory to the parties thereto.

         Finally, from and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, each Filing Person and each of certain other stockholders of the Company have agreed not to sell or otherwise dispose of, in a single transaction or a series of unrelated transactions, more than 30% of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee of any shares in excess of 30% of the Scheduled Shares beneficially owned by such stockholder agrees to be bound by the provisions of the Merger Voting Agreement applicable to the stockholders of the Company. This provision does not limit the ability of GS Capital, Stone Street and Bridge Street to distribute shares of Common Stock to their partners.

         The foregoing description of the Merger Voting Agreement is subject to, and qualified in its entirety by reference to, the form of Merger Voting Agreement, which is filed as exhibit 99.4 hereto and incorporated by reference into this Item 6.

         Item 7. Material To be Filed as Exhibits.

         99.4 Form of Agreement by and among VoiceStream Wireless Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation and certain stockholders of VoiceStream Wireless Corporation.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1999
                                       GOLDMAN, SACHS & CO.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                            Name:  Roger S. Begelman
                                            Title: Attorney-in-Fact

                                       THE GOLDMAN SACHS GROUP, INC.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                       GS ADVISORS, L.P.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                       GS CAPITAL PARTNERS, L.P.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                       STONE STREET FUND 1992, L.P.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                       BRIDGE STREET FUND 1992, L.P.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                       STONE STREET PERFORMANCE CORP.


                                       By: /s/ Roger S. Begelman
                                           ------------------------------------
                                           Name:  Roger S. Begelman
                                           Title: Attorney-in-Fact

                                   SCHEDULE IV
                                   -----------
                        VoiceStream Wireless Corporation
                               Cusip No. 928615103

    Purchases     Sales        Price         Trade Date   Settlement Date
-------------------------------------------------------------------------------

                   4,100        24.9649       27-May-99      2-Jun-99

                                  Exhibit Index
                                  -------------


         99.4 Form of Agreement by and among VoiceStream Wireless Corporation, Omnipoint Corporation and certain stockholders of VoiceStream Wireless Corporation and certain stockholders of VoiceStream Wireless Corporation.